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                                                                     EXHIBIT 2.1


                        [LETTERHEAD OF SPACELOGIX, INC.]



May 7, 2001

Board of Directors
E-Sync Networks, Inc.
35 Nutmeg Drive
Trumbull, CT 06611

                  Re: Proposal to Merge with and into a subsidiary of E-Sync Networks, Inc., a Delaware corporation ("ESNI")

Dear Mr. Fix:

         This letter will confirm that SpaceLogix, Inc., a Delaware corporation ("SpaceLogix"), is interested in merging with and into a wholly-owned subsidiary (the "Subsidiary") of ESNI, on terms that would be mutually agreeable. In this letter, (i) ESNI and SpaceLogix are sometimes called the "Parties," (ii) the principal stockholders of ESNI are sometimes called the "Stockholders," and
(iii) SpaceLogix's possible merger with and into the Subsidiary is sometimes called the "Merger."

PART ONE

         The Parties wish to commence negotiating a definitive written merger agreement providing for the Merger (the "Agreement"). To facilitate the negotiation of the Agreement, the Parties request that ESNI's counsel prepare an initial draft. The execution of any such Agreement would be subject to the satisfactory completion of each Party's ongoing investigation of the other Party's business, and would also be subject to approval by the each Party's board of directors. Additionally, (i) the following preconditions would need to be satisfied prior to the execution and delivery of the Agreement by SpaceLogix:

- The holders of approximately $1,000,000 of convertible notes of ESNI due May 31, 2001 shall agree to convert all principal and interest on such notes to equity under the terms of the voluntary conversion provisions of such notes upon the occurrence of the Merger;

- The holders of the $1,000,000 term notes of ESNI due August 15, 2001 (the "MM Notes") shall agree to convert all principal and interest on such notes into that number of shares of ESNI common stock equal to the quotient obtained by dividing the outstanding principal and interest on the MM Notes on the date of conversion by the Bridge Price (as defined below) upon the occurrence of the Merger (the notes in this paragraph and the prior paragraph, collectively, the "Notes");

- All material contractual agreements with employees and stockholders of ESNI shall be addressed to the reasonable satisfaction of SpaceLogix (with the effectiveness of any such change being conditioned upon the effectiveness of the Merger);
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-        A plan for, and estimated costs expected to be incurred in connection with, closing ESNI's operations in England shall be established and agreed to by SpaceLogix; and

- The SpaceLogix team and Trautman Wasserman & Company ("TW") shall each have been engaged to begin work as soon as practicable on helping ESNI achieve the foregoing pursuant to mutually agreeable consulting agreements (collectively, the "Consulting Agreements"). Except for fees payable to SpaceLogix upon completion of a bridge financing to ESNI of at least $1,050,000 in accordance with the terms of the SpaceLogix consulting agreement, any fees payable under the Consulting Agreements would be deferred until the successful closing of the Private Placement (provided, however, that if the Agreement is not executed, ESNI would owe SpaceLogix and/or TW an aggregate of $150,000 for services rendered);

and (ii) prior to the execution and delivery of the Agreement by ESNI, SpaceLogix shall have raised at least $1,050,000 in cash (net of any fees payable to TW or any of its affiliates in connection therewith) and such net proceeds will, simultaneously with the execution and delivery of the Agreement, be loaned to ESNI as described below.

         Based on the information currently known to the Parties, it is proposed that the Agreement include the following terms:

         BRIDGE LOAN

         Not later than the execution and delivery of the Agreement, ESNI shall issue SpaceLogix, in exchange for cash equal to the face amount thereof, one or more secured promissory notes in the aggregate principal amount of at least $1,050,000 at 9.0% interest (the "Notes"). The loan(s) made by SpaceLogix pursuant to the prior sentence shall be collectively referred to herein as the "Bridge Loan." In the event that the Merger is not consummated within 180 days of the date hereof, the Notes would have additional interest equal to 25% of the face amount of the Notes (35% if the foregoing occurs and the Note is not repaid within 270 days of the date hereof). In the event the Merger is consummated, the Notes would automatically convert into that number of shares of common stock of ESNI equal to the number of shares of ESNI common stock that would have been sold to SpaceLogix if, at each time a Bridge Loan is made, SpaceLogix instead purchased ESNI common stock from ESNI with the funds of the Bridge Loan(s) at a price (the "Bridge Price") equal to a 20% discount from the five-day closing average price of ESNI common stock for the immediately prior five day period (the shares described in this sentence, the "Bridge Loan Shares").

         MERGER AGREEMENT

         Upon the completion of negotiations and due diligence, the parties would enter into the Agreement. The Agreement would provide, inter alia, for the following:

         A. THE MERGER. At the closing of the transactions contemplated by the Merger Agreement, the Merger would be consummated.

         B. MERGER CONSIDERATION: Assuming approximately 18,000,000 shares of ESNI capital stock are outstanding after conversion of the Notes (including in-the-money options but not underwater options and provided that the MM Notes will be deemed to have converted at a price no lower than $0.56

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per share irrespective of the Bridge Price), the stockholders of SpaceLogix will receive (i) 6,000,000 shares of ESNI common stock,(1) plus the Bridge Loan Shares, and (ii) 1,200,000 shares of ESNI series C convertible preferred stock ((i) and (ii) collectively, the "Merger Consideration"), to the holders of capital stock of SpaceLogix. The ESNI series C convertible preferred stock (the "Series C Preferred") shall have a liquidation value of $.50 per share (the "Liquidation Value"). Upon the achievement of the milestone detailed below, each share of Series C Preferred shall automatically convert into 10 shares of common stock of ESNI.

- The 1,200,000 shares of Series C Preferred will convert upon the successful completion of an accredited investor only private placement (the "Private Placement") of ESNI common stock, provided that such Private Placement is completed within 120 days of the consummation of the Merger and at least $2,000,000 of proceeds (net of any placement fees payable to TW or any of its affiliates in connection therewith) are raised for ESNI. TW will use its best efforts to complete the Private Placement within 60 days after the Merger. The price of such shares of ESNI common stock to be sold may be at a discount to market at the time of sale. It is anticipated that ESNI will require an equity raise of a minimum of $2,000,000 and a maximum of $3,500,000. TW will receive an 8% cash commission as compensation associated with such placements, as well as warrants (with an exercise price equal to 150% of the price of the ESNI common stock issued in the Private Placement) for that number of shares equal to 8% of the number of shares sold in the Private Placement.

- Shares of Series C Preferred not automatically converted as aforesaid shall be redeemed for their Liquidation Value on the second anniversary of their date of issuance.

- ESNI will agree to grant (and reserve for issuance upon exercise thereof) to SpaceLogix 5,500,000 transferable (to the extent permissible under applicable securities laws) 5-year warrants (the "Incentive Warrants") exercisable at price equal to 85% of the average closing price of ESNI stock over the five trading day period prior to the date the Agreement is executed and upon the achievement of the performance criteria set forth below. The Incentive Warrants shall be exercisable upon the achievement of the performance criteria below :

         - 1,833,000 shall be exercisable at such time as ESNI has increased monthly gross margin on sales above the level recorded at April 30, 2001 by $100,000 for three consecutive months.

         - 1,833,000 shall be exercisable at such time as ESNI has net after tax income (but excluding any goodwill amortization charges arising by virtue of the Merger) for a period of three consecutive months.

         - 1,834,000 shall be exercisable at such time as the balance sheet current ratio will exceed 1:1 for a period of three consecutive months commencing not earlier than November,

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         (1)The number of shares included in the Merger Consideration will be reduced by such number of shares of ESNI common stock acquirable upon the exercise of options as are issued under ESNI's stock option plans upon the Merger to holders of existing options under SpaceLogix's option plans in exchange for their current options upon equivalent terms and conditions. ESNI's option plans will be amended, if appropriate, to allow for additional options to be issued thereunder.

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                  2001.

         - All accounting records shall be maintained in accordance with GAAP and for purposes of this provision, there will be no material changes in the categorization of expenses or revenues in any way that may effect the calculations. Additionally, at such time as SpaceLogix can appoint a majority of the Board of Directors of ESNI, a special committee composed of non-SpaceLogix members shall be formed for the purpose of determining (or delegating an independent third party to determine) whether the performance criteria set forth above have been met.

         C. REPRESENTATIONS AND WARRANTIES: Mutual comprehensive representations and warranties, to be mutually agreed upon.

         D.       COVENANTS AND AGREEMENTS:

                  CONDUCT OF BUSINESS

                  Through the Closing, each of ESNI and SpaceLogix shall be operated in the ordinary course of business.

                  SALES OF ESNI STOCK

                  SpaceLogix acknowledges that the ESNI stock to be issued to SpaceLogix's stockholders as the Merger Consideration will not be registered with the Securities and Exchange Commission. Accordingly, the resale of these shares by them will be subject to the limitations and conditions of Rule 144 promulgated under the Securities Act of 1933, as amended, until such time as the stock is registered. ESNI Stock sold in the Private Placement shall be similarly restricted. ESNI will agree to use its best efforts to file a registration statement covering (i) the ESNI common stock issued in connection with the Private Placement, and (ii) that number of the shares of ESNI common stock issued to SpaceLogix stockholders in connection with the Merger equal to the sum of 500,000 plus the number of Bridge Loan Shares, within thirty (30) days of the completion of the second round of financing, and to cause such registration to become effective as soon as practicable thereafter. The balance of the shares issued in connection with the Merger will not carry any demand or piggyback registration rights.

                  BOARD OF DIRECTORS

                  Upon the execution and delivery of the Agreement, one director of ESNI will resign and SpaceLogix will have the right to appoint two members of a seven member Board of Directors of ESNI, and upon the closing of the Private Placement, two additional current directors of ESNI will resign and SpaceLogix will have the right to appoint two additional members of the Board of Directors of ESNI.

                  NO SHOP

                  SpaceLogix contemplates the expenditure of substantial time and money in connection with the preparation of the Agreement. In order to induce SpaceLogix to make such expenditures, and acknowledging that SpaceLogix shall be acting in reliance thereon, in the Agreement ESNI will agree that it will not, for a period of 60 days following the completion of the Bridge Loan provide any

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information to any potential merger partner or acquirer of the capital stock of
ESNI or substantially all its assets, or negotiate or enter into an agreement with respect to the merger of ESNI or the sale or transfer of the capital stock or substantially all of its assets, subject to a fiduciary out and a break-up fee covering SpaceLogix's out-of-pocket expenses.

                  VOTING AND OTHER AGREEMENTS

                  To be mutually agreed upon by the parties, including with respect to consents/cooperation, stockholder meeting (and voting agreements with certain large stockholders of ESNI (including Commercial Electronics LLC and CE Capital L.P.) by which holders of a majority of the voting power of all classes of ESNI's capital stock agree to vote in favor of the issuance of the Merger Consideration and related transactions at the stockholders meeting called to approve the same), non- solicitation, public announcements, books and records and tax matters.

         E. CONDITIONS TO CLOSING: Consummation of the Merger will also be conditioned upon the following:

         - Receipt of all required consents, including government and third party approvals, and the absence of any action or proceeding preventing, or seeking to prevent, the transaction;

         - Employment agreements and non-competition agreements with key employees of ESNI having been entered into, as mutually agreed between SpaceLogix and ESNI;

         - Approval of the issuance of the Merger Consideration by ESNI's stockholders;

         - Absence of any injunction, statute, regulation or governmental action prohibiting consummation of the Merger;

         - Bringdown of all representations and warranties of SpaceLogix and ESNI in the Agreement, except for changes that would not, in the aggregate, cause a "material adverse change";

         - Receipt by SpaceLogix and ESNI of reasonably satisfactory opinions of legal counsel;

         - No material adverse changes with respect to ESNI or SpaceLogix since the date of the Agreement;

         - The Merger qualifying as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

         - Unless otherwise provided in the Agreement, existing agreements between ESNI and its stockholders and/or affiliates not reflecting fair market terms and arms-length value being canceled upon consummation of the Merger; and

         - Other customary closing conditions to be mutually agreed upon by the parties.

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PART TWO

         The following paragraphs of this letter (the "Binding Provisions") are the legally binding and enforceable agreements of the Buyer, the Company and the Stockholders.

ACCESS

         During the period from the date this letter is signed by the Parties (the "Signing Date") until the date on which either Party provides the other Party with written notice that negotiations toward the Agreement are terminated (the "Termination Date"), each of ESNI and SpaceLogix will provide complete access to its respective books and records, its operations, and its key officers and employees to the other and its representatives and advisors; provided that all of such persons shall agree to keep confidential any information disclosed in connection therewith in accordance with the confidentiality provisions referred to or described below. All due diligence reviews of ESNI by SpaceLogix and of SpaceLogix by ESNI shall be completed prior to the execution of the Agreement, subject to ESNI's and SpaceLogix's continuing obligation under the Agreement to provide the other with current information. All due diligence reviews shall be of reasonable scope and shall be conducted at reasonable times and upon reasonable notice. The cost of due diligence shall be borne by the entity conducting the due diligence.

CONDUCT OF BUSINESS

         During the period from the Signing Date until the Termination Date, ESNI and SpaceLogix shall each operate its business in the ordinary course and refrain from any extraordinary transactions.

CONFIDENTIALITY*

         Except as expressly modified by the Binding Provisions of this letter, the Confidentiality Agreement entered into between the Parties in April, 2001 shall remain in full force and effect.

         SpaceLogix will cause TW to conduct the Private Placement in a manner such that it requires each offeree of SpaceLogix securities to execute and deliver a confidentiality agreement (of which ESNI shall be a named third party beneficiary) that complies with Regulation FD and precludes such offeree from divulging to any third party or utilizing for his own benefit any information concerning ESNI or the proposed Merger identified as Confidential Information. In addition, any money raised by SpaceLogix prior to the execution and delivery of the Agreement will be raised through an accredited investors only private placement in which confidential information about the Merger and ESNI may be disclosed, but only (i) subject to confidentiality agreements of the type described in the prior sentence, and (ii) subject to ESNI's approval of the content of such disclosure.

DISCLOSURE*

         The execution and delivery of this letter will be announced in an agreed upon press release, and shall be attached to a Form 8-K filed by ESNI. Except as and to the extent required by law, without the prior written consent of the other Party, no Party will, and each will direct its representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of discussions regarding, a possible transaction

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between the Parties or any of the terms, conditions, or other aspects of the transaction proposed in this letter. If a Party is required by law to make any such disclosure, it must first provide to the other Party the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.

COSTS*

         In the event that the Merger is not consummated, each party will bear all of its respective costs and expenses incurred with respect to the proposed transaction. Subject to the above provision with respect to the conduct of due diligence, in the event the Merger is consummated, ESNI will pay all costs and expenses incurred in connection with the Merger, including, without limitation, preparation of the Agreement and the legal, accounting, printing and other costs necessary to prepare the proxy statement.

ENTIRE AGREEMENT*

         The Binding Provisions constitute the entire agreement between the parties, and supersede all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the Parties on the subject matter hereof. Except as otherwise provided herein, the Binding Provisions may be amended or modified only by a writing executed by all of the parties. ESNI represents and warrants that there are no other letters of intent or agreements to which ESNI is bound with respect to the sale of ESNI or substantially all of its assets.

GOVERNING LAW*

         The Binding Provisions will be governed by and construed under the laws of the State of Delaware without regard to conflicts of laws principles.

JURISDICTION: SERVICE OF PROCESS*

         Each of the Parties irrevocably agrees that the other party may enforce any claim arising out of the Binding Provisions of this letter and will irrevocably agree with respect to any claim arising from the transactions contemplated hereby in the courts of the State of New York, or United States District Court for the District of New York, as the Party bringing the claim may so choose. For the purpose of any action, suit, or proceeding initiated in such courts with respect to any such claim, each of the Parties irrevocably submits to the jurisdiction of such courts. Each of the Parties shall waive, to the fullest extent allowed by law, any objection which it may now or hereinafter have to venue of any such suit, action or proceeding brought in any such court and any claim by any such suit, action or proceeding in such a court has been brought in an inconvenient forum.

TERMINATION*

         The Binding Provisions will automatically terminate on June 30, 2001 and may be terminated earlier upon written notice by either Party to the other Party unilaterally, for any reason or no reason, with or without cause, at any time; provided, however, that the termination of the Binding Provisions will not affect the liability of a Party for breach of any of the Binding Provisions prior to the termination. Upon termination of the Binding Provisions, the Parties will have no further obligations hereunder, except as stated in Paragraphs indicated with an asterisk (*), which will survive any such termination.

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COUNTERPARTS

         This letter may be executed in one or more counterparts and via facsimile, each of which will be deemed to be an original of this letter and all of which, when taken together, will be deemed to constitute one and the same letter.

NO LIABILITY

           The non-binding provisions of Part I of this letter are intended only as an expression of intent on behalf of the Parties, are not intended to be legally binding on the Parties or the Stockholders, and are expressly subject to the execution of an appropriate Agreement. Moreover, except as expressly provided herein(or as expressly provided in any binding written agreement that the Parties may enter into in the future), no past or future action, course of conduct, or failure to act relating to the Merger, or relating to the negotiation of the terms of the Agreement, will give rise to or serve as a basis for any obligation or other liability on the part of any Party.

Except for the Binding Provisions herein (which both Parties agree to by executing below), the foregoing hereby reflects merely the Parties' understanding with respect to the manner in which the transactions contemplated hereby will be consummated.

                                Very truly yours,

                                SpaceLogix, INC.

                                By:  /s/  Douglas C.W. Greenwood
                                   -----------------------------
                                   Name:  Douglas C.W. Greenwood
                                   Title: President

The foregoing is in accordance with our understanding and agreed to as to the Binding Provisions on May 7, 2001.

E-SYNC NETWORKS, INC.

By:  /s/  Michael A. Clark
   -----------------------
   Name:  Michael A. Clark
   Title: President & COO



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